EXHIBIT 99.1

VIZSLA SILVER CONFIRMS EXCEPTIONAL CONTINUITY OF HIGH-GRADE SILVER AND GOLD THROUGH ONGOING INFILL DRILLING AT COPALA CENTRAL

NYSE: VZLA  TSX-V: VZLA

VANCOUVER, BC, Aug. 28, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from twenty-two new drill holes targeting the Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The reported drilling, designed to infill near-surface Indicated Mineral Resources, has confirmed high-grade mineral continuity where initial mining is likely to occur during the first two years of production at Copala central.

Highlights

•	CS-24-381A returned 6,270 grams per tonne (g/t) silver equivalent (AgEq) over 6.25 metres true width (mTW) (3,698 g/t silver and 41.20 g/t gold)
•	Including 10,634 g/t AgEq over 3.22 mTW (6,304 g/t silver and 69.47 g/t gold)
•	CS-24-375 returned 1,212 g/t AgEq over 14.20 mTW (978 g/t silver and 4.56 g/t gold)
•	Including 2,447 g/t AgEq over 0.41 mTW (1,775 g/t silver and 11.80 g/t gold)
•	And, 1,911 g/t AgEq over 0.57 m TW (1,500 g/t silver and 7.74 g/t gold)
•	And, 6,983 g/t AgEq over 1.42 m TW (5,894 g/t silver and 22.97 g/t gold)
•	And, 1,850 g/t AgEq over 0.37 m TW (1,580 g/t silver and 5.85 g/t gold)
•	CS-24-377 returned 1,083 g/t AgEq over 10.00 mTW (895 g/t silver and 3.81 g/t gold)
•	Including 4,669 g/t AgEq over 2.00 mTW (3,915 g/t silver and 15.69 g/t gold)
•	CS-24-380 returned 2,554 g/t AgEq over 13.30 mTW (1,861 g/t silver and 12.20 g/t gold)
•	Including 6,037 g/t AgEq over 4.36 mTW (4,463 g/t silver and 28.02 g/t gold)
•	And, 4,863 g/t AgEq over 1.14 mTW (3,190 g/t silver and 27.80 g/t gold)

"Infill drilling at Copala continues to highlight excellent precious metals continuity," commented Michael Konnert, President & CEO. "Our recent infill campaign focused on upgrading resources within the area designated for the first two years of potential production. Not only has this program been successful in demonstrating continuity of high grades but has also expanded the local high-grade footprint closer to surface. Based on these results, we have commenced an additional +5,000 metre program designed to both extend resources outboard of the current MRE and to upgrade additional inferred resources at Copala. This additional drilling is expected to be completed in late September."

Figure 1: Plan map of recent drilling centered on the Copala structure. (CNW Group/Vizsla Silver Corp.)

The precious metals dominant Copala structure, located in the western portion of the Panuco district, is situated ~800 m to the east of the Napoleon Vein. Copala currently hosts Indicated Resources of 83.3 Moz AgEq at 573 g/t AgEq and Inferred Resources of 48.3 Moz AgEq at 476 g/t AgEq within a broad envelope of vein-breccia interlayered with host rock, up to 82 metres thick (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to Vizsla's press release dated January 8, 2024). Interpretations by Vizsla geologists indicate Copala has an average dip of ~46° to the east (~35° in its northern sector and steepening to ~65° in the southern sector).

Exploration and Resource drilling at Copala has traced mineralization along ~1,770 metres of strike length and ~400 metres down dip. The recently completed infill program at Copala central consisted of 10,172 metres in 33 holes. The program was designed to convert near surface indicated mineral resources in the central portion of the main Copala structure into the measured resource category. The twenty-two infill holes reported herein were drilled at approximately 25 metre centers from pre-existing holes and successfully confirm high-grade precious metals continuity along the main Copala structure. Based on recent mapping with the aid of LiDAR, Vizsla discovered a historic mine adit on surface at Copala central. This, in combination with 3D interpretations of drilling data, supports the potential for resource expansion up dip from the previously reported CS-24-356 hole containing visible gold (see press release dated June 26, 2024). This prospective area for resource expansion is estimated to measure approximately 120 x 200 metres and hosts the possibility for additional near-surface target areas located along strike of Copala and above the intersection between the Copala and Cristiano veins. To test this target, Vizsla has commenced an additional +5,000 metre drill program designed to both expand resources outboard of the current MRE and to convert inferred resources into higher confidence categories (see press release dated August 21, 2024). The +5,000 metre expansion-infill program is expected to be completed in late September.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points and location of the recently discovered historic adit on Copala. The section is 1x along strike to 1.4x along the dip to compensate for the average 46-degree dip of Copala. The black dash outlines represent Copala 3 sitting on the hanging wall of Copala. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala structure, Cristiano, Copala 3, and Tajitos veins with completed drilling. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-24-365	346.50	352.50	6.00	4.10	395	2.37	527	Copala
Includes	351.00	352.50	1.50	1.03	1,160	6.77	1,533
CS-24-365	360.00	361.30	1.30	1.15	1,950	9.08	2,415	Copala
CS-24-368	340.90	342.30	1.40	1.40	2,372	9.06	2,797	Copala 3
Includes	340.90	341.70	0.80	0.80	3,950	15.60	4,694
CS-24-368	349.90	351.65	1.75	1.75	567	2.64	702	Copala 3
CS-24-368	363.00	364.40	1.40	1.40	171	0.76	209	Copala
CS-24-368	367.20	368.50	1.30	1.30	175	0.80	216	Copala
CS-24-369	318.75	319.75	1.00	0.90	94	0.66	132	Copala 3
CS-24-369	334.00	342.00	8.00	5.80	493	2.14	599	Copala
Includes	334.00	334.40	0.40	0.29	950	4.76	1,200
Includes	339.25	340.20	0.95	0.69	2,701	10.03	3,165
CS-24-370	196.50	198.00	1.50	1.40	191	1.02	245	Copala
CS-24-371A	218.80	225.25	6.45	4.60	235	1.45	317	Copala
CS-24-372	300.00	307.70	7.70	7.50	517	2.45	644	Copala
Includes	303.00	304.40	1.40	1.36	1,821	6.23	2,096
CS-24-372	311.20	314.40	3.20	3.00	1,166	5.12	1,422	Copala
CS-24-373	185.05	189.00	3.95	2.75	435	2.96	605	Copala
Includes	185.05	186.00	0.95	0.66	941	6.66	1,326
CS-24-374	198.90	201.70	2.80	2.30	532	3.92	761	Copala
Includes	200.05	201.00	0.95	0.78	1,120	8.78	1,638
CS-24-375	290.85	308.35	17.50	14.20	978	4.56	1,212	Copala
Includes	291.70	292.20	0.50	0.41	1,775	11.80	2,447
Includes	294.00	294.70	0.70	0.57	1,500	7.74	1,911
Includes	304.20	305.95	1.75	1.42	5,894	22.97	6,983
Includes	307.90	308.35	0.45	0.37	1,580	5.85	1,850
CS-24-376	221.70	226.65	4.95	4.00	627	4.32	875	Copala
Includes	224.10	225.50	1.40	1.13	1,500	6.84	1,847
CS-24-377	280.10	292.10	12.00	10.00	895	3.81	1,083	Copala
Includes	289.70	292.10	2.40	2.00	3,915	15.69	4,669
CS-24-378	211.95	216.15	4.20	3.95	1,663	12.09	2,366	Copala
Includes	214.15	216.15	2.00	1.88	2,988	22.02	4,271
CS-24-379A	209.50	213.15	3.65	3.40	592	4.20	835	Copala
Includes	211.90	213.15	1.25	1.16	1,280	8.96	1,796
CS-24-380	278.10	293.80	15.70	13.30	1,861	12.20	2,554	Copala
Includes	281.75	286.90	5.15	4.36	4,463	28.02	6,037
Includes	290.65	292.00	1.35	1.14	3,190	27.80	4,863
CS-24-381A	219.60	226.50	6.90	6.25	3,698	41.20	6,270	Copala
Includes	220.60	224.15	3.55	3.22	6,304	69.47	10,634
CS-24-382	309.70	320.60	10.90	10.20	438	2.64	584	Copala
Includes	312.00	312.55	0.55	0.51	1,970	11.70	2,618
Includes	314.35	316.70	2.35	2.20	910	5.26	1,199
CS-24-383	No Significant Values							Copala
CS-24-384	252.95	254.40	1.45	1.40	460	2.41	589	Copala
CS-24-385	337.05	338.20	1.15	1.10	558	6.00	931	Copala 3
CS-24-385	348.70	354.00	5.30	5.00	426	2.01	529	Copala
Includes	348.70	349.40	0.70	0.66	2,090	9.58	2,577
CS-24-385	359.65	370.40	10.75	9.70	349	1.86	449	Copala
Includes	369.00	370.40	1.40	1.35	1,235	5.40	1,505
CS-24-386	257.00	257.55	0.55	0.55	152	1.16	220	Copala
CS-24-387	314.65	315.50	0.85	0.85	332	2.58	484	Copala
CS-24-388	No Significant Values							Copala 3
CS-24-388	352.75	361.45	8.70	6.40	396	1.44	462	Copala
Includes	352.75	353.55	0.80	0.59	688	3.11	845
Includes	354.95	355.25	0.30	0.22	5,920	17.85	6,646

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $24.00/oz silver and $1,800/oz gold and metallurgical recoveries assumed are 91% for silver and 94% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Copala vein (see press release dated August 16, 2023).

Table 1: Downhole drill intersections from the holes reported for Copala and Copala 3 veins.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-24-365	404,844	2,586,892	653	275.6	-66.3	372.0
CS-24-368	404,912	2,586,771	680	261.4	-54.0	387.0
CS-24-369	404,834	2,587,004	596	236.1	-64.0	349.5
CS-24-370	404,744	2,586,875	615	251.1	-55.1	223.5
CS-24-371A	404,744	2,586,875	615	253.3	-69.8	240.0
CS-24-372	404,834	2,587,004	596	255.6	-66.8	330.0
CS-24-373	404,701	2,586,892	595	280.2	-73.9	196.5
CS-24-374	404,702	2,586,892	595	288.4	-78.6	216.0
CS-24-375	404,834	2,587,004	596	251.8	-62.5	336.0
CS-24-376	404,724	2,586,986	595	222.7	-67.4	249.0
CS-24-377	404,834	2,587,004	596	250.8	-57.9	318.0
CS-24-378	404,724	2,586,986	594	239.0	-68.0	237.0
CS-24-379A	404,724	2,586,986	594	256.6	-64.6	231.0
CS-24-380	404,843	2,587,004	596	258.8	-55.7	304.5
CS-24-381A	404,724	2,586,986	594	242.1	-73.2	237.0
CS-24-382	404,834	2,587,004	596	244.8	-66.7	343.5
CS-24-383	404,758	2,587,035	597	249.8	-52.4	271.5
CS-24-384	404,759	2,587,035	597	257.0	-55.0	271.5
CS-24-385	404,912	2,586,770	680	269.7	-47.9	381.0
CS-24-386	404,759	2,587,035	597	250.8	-59.0	277.5
CS-24-387	404,848	2,587,120	573	244.0	-42.4	331.5
CS-24-388	404,843	2,586,892	653	239.1	-60.1	372.0

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 380,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +45,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 28-AUG-24